Exhibit 99.1

MiX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code:  MIX     ISIN:  ZAE000125316
NYSE share code:  MIXT
(“MiX Telematics” or the “Company”)

UPDATE ON MIX TELEMATICS COMPETITION COMMISSION MATTER

Johannesburg, South Africa – 16 April 2019 – MiX Telematics, a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service (“SaaS”), informs shareholders that the South African Competition Commission (“Commission”) has referred its investigation, which was initiated in November 2016, to the South African Competition Tribunal (“Tribunal”).

MiX Telematics has cooperated fully with the Commission throughout its investigation and is currently studying the contents of the referral to the Tribunal, received late yesterday afternoon.

“MiX Telematics has worked closely with its legal advisors during this process and are disappointed at the Commission’s decision to refer the matter,” commented Stefan Joselowitz, CEO of MiX Telematics. “As previously disclosed to shareholders, the investigation concerns MiX Telematics’ relationship with some of our channel partners in South Africa. We remain of the opinion that the relationship with our channel partners is entirely in line with accepted competition principles.”

Should the Tribunal rule against MiX Telematics, the Company may be liable to an administrative penalty in terms of the Competition Act.

“We continue to believe that the referral from the Commission is without merit. While the Company cannot predict the timing of a resolution or the ultimate outcome of the matter, we are confident that we have consistently adhered to all applicable laws and regulations,” added Mr. Joselowitz.

Shareholders will be informed of the outcome of the referral to the Tribunal.

Forward-Looking Statements
This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning future outcomes of regulatory processes and potential future litigation. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) for the fiscal year ended March 31, 2018, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About MiX Telematics
MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to more than 736,000 subscribers in over 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for efficiency, safety, compliance and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and on the New York Stock Exchange (NYSE: MIXT). For more information, visit www.mixtelematics.com.

For further information:
MiX investor relations: Brian Denyeau (ICR)
IR@mixtelematics.com

16 April 2019

JSE sponsor